UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Veri-Tek International, Corp.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
92342X101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 92342X101

1		NAMES OF REPORTING PERSONS David J. Langevin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 678,359
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 678,359
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,359
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.92%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

CUSIP No. 92342X101

Item 1(a).	Name of Issuer:

Veri-Tek International, Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7402 W. 100th Place, Bridgeview, IL 60455

Item 2(a).	Name of Person Filing:

David J. Langevin

Item 2(b).	Address of Principal Business Office or, if none, Residence:

7402 W. 100th Place, Bridgeview, IL 60455

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

92342X101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership (as of December 31, 2007)

(a)	Amount Beneficially Owned: 678,359

(b)	Percent of Class: 6.92%

Page 3 of 5 Pages

CUSIP No. 92342X101

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 678,359*

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 678,359*

(iv)	shared power to dispose or to direct the disposition of:

*Includes 10,500 shares that the reporting person does not yet own but will vest one-third annually beginning October 1, 2008 pursuant to the Amended and Restated 2004 Equity Incentive Plan.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Page 4 of 5 Pages

CUSIP No. 92342X101

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ David J. Langevin
Signature

David J. Langevin
Name/Title

Page 5 of 5 Pages